NO ACT

PE
12-19-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



14008446

December 19, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-19-14

Atiba D. Adams
Pfizer Inc.
atiba.d.adams@pfizer.com

Re: Pfizer Inc.

Dear Mr. Adams:

This is in regard to your letter dated December 19, 2014 concerning the shareholder proposal submitted by the National Center for Public Policy Research for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Pfizer therefore withdraws its December 11, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org



Atiba D. Adams
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 2782 Fax +1 212 338 1579
atiba.d.adams@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 19, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. Withdrawal of No-Action Request, Dated December 11, 2014, Regarding the Shareholder Proposal of The National Center for Public Policy Research

Ladies and Gentlemen:

We refer to our letter, dated December 11, 2014 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Pfizer Inc. ("Pfizer") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2015 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated December 17, 2014 (the "Proponent's Withdrawal Letter"), from the Proponent withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (212) 733-2782 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Atiba D. Adams
Corporate Secretary
Chief Governance Counsel

Enclosures

cc: Justin Danhof
The National Center for Public Policy Research

Exhibit A

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: shareholderproposals@sec.gov



RECEIVED
DEC 18 2014
PFIZER CORPORATE
GOVERNANCE DEPT

December 17, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This letter is in response to the letter of Atiba D. Adams on behalf of Pfizer Inc. (the "Company") dated December 11, 2014, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

As the Company has communicated that "Pfizer employees are not only free to engage, but are encouraged to engage, in political and civic activities without fear of employment discrimination or retaliation," I, on behalf of the National Center for Public Policy Research, am writing now to formally withdraw it from consideration at the 2015 meeting of Pfizer shareholders.

In our view, this policy means that Pfizer has substantially implemented our Proposal. The National Center for Public Policy Research commends the Company for protecting its workforce and being a national leader in doing so.

A copy of this correspondence has been timely provided to the Company. If you have any questions, feel free to contact me at 202-543-4110.

Sincerely,

Justin Danhof, Esq.

cc: Atiba S. Adams, Pfizer, Inc.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



Atiba D. Adams
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 2782 Fax +1 212 338 1579
atiba.d.adams@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 11, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2015 Annual Meeting
Omission of Shareholder Proposal of The National
Center for Public Policy Research

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> Resolved, that shareholders suggest to the Board of Directors that it consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.
>
> These principles may reasonably be limited to protections that do not interfere with an employee's duties for the Company, as determined by the Board of Directors and Company management.
>
> Such principles, should the Board of Directors at its discretion choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted to Company employees under current Company policies, as the Board of Directors and Company management sees fit.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2015 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations; and
- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, by FedEx on November 13, 2014, and received a letter from UBS Financial Services Inc., dated November 14, 2014, verifying the Proponent's stock ownership as of November 12, 2014. Copies of the Proposal, cover letter, broker letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such shareholder proposals concern relations between companies and their employees. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 16, 2006) (proposal requesting company policy barring intimidation of employees exercising their right to freedom of association); *Merck & Co., Inc.* (Jan. 23, 1997) (proposal requesting policy encouraging employees to express their ideas on all matters of concern affecting the company); *W.R. Grace & Co.* (Feb. 29, 1996) (proposal requesting that the company commit to creating a "high-performance" workplace based on policies of workplace democracy and meaningful worker participation). The Staff has also consistently permitted exclusion of shareholder proposals that relate to management of the employee workforce. *See e.g., Donaldson Co., Inc.* (Sept. 13, 2006) (proposal requesting that management assure "appropriate ethical standards related to employee relations"); *Lockheed Martin Corp.* (Jan. 20, 2004) (proposal requesting that the board direct the human resources department to "abolish the practice of forced distribution of annual employee performance evaluations"); *Burlington Northern Santa Fe Corp.* (Feb. 15, 2000) (proposal mandating that the board form a committee to report on condition of employee "trust"); *Intel Corp.* (Mar. 18, 1999) (proposal requesting an employee bill of rights).

More recently, in *Deere & Co.* (Nov. 14, 2014), the Staff concurred with the exclusion of a proposal requesting that the Board adopt, implement and enforce a code of conduct that "includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response, the Staff noted that the proposal related to the company's "policies concerning its employees" and was therefore excludable under Rule 14a-8(i)(7). *See also Costco Wholesale Corp.* (Nov. 14, 2014) (same); *Bank of America Corp.* (Feb. 14, 2012) (permitting exclusion of a proposal requesting that the company's policy be revised to "specifically include protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because it related to the company's "policies concerning its employees").

Similar to the proposals in *Deere*, *Costco* and *Bank of America*, the Proposal in this case seeks to allow employees to "engage . . . in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace." The common theme in both the Proposal and the proposals in the foregoing no-action letters is the adoption of policies that allow employees to engage freely in the political process without fear of employment discrimination or retaliation, which the Staff concurred in *Deere*, *Costco* and *Bank of America* relates to a company's ordinary business operations – policies concerning a company's employees.

Because the Proposal relates to Pfizer's relationship with and policies concerning its employees, Pfizer believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

V. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 27, 2014); *Peabody Energy Corp.* (Feb. 25, 2014); *The Goldman Sachs Group, Inc.* (Feb. 12, 2014); *Hewlett-Packard Co.* (Dec. 18, 2013); *Deere & Co.* (Nov. 13, 2012); *Duke Energy Corp.* (Feb. 21, 2012); *Exelon Corp.* (Feb. 26, 2010); *ConAgra Foods, Inc.* (July 3, 2006); *The Gap, Inc.* (Mar. 16, 2001); *Nordstrom, Inc.* (Feb. 8, 1995); *Texaco, Inc.* (Mar. 6, 1991, *recon. granted* Mar. 28, 1991).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Pfizer believes that it has substantially implemented the Proposal, the essential objective of which is for Pfizer to consider the possibility of adopting anti-discrimination principles that protect employees' right to engage in political, civic and public policy activities without retaliation in the workplace. Pfizer is committed to protecting employees from any form of discrimination, harassment or retaliation. This commitment is expressly set forth in Pfizer's Code of Conduct, a copy of which is attached hereto as Exhibit B and is publicly available on Pfizer's website at http://www.pfizer.com/files/investors/corporate/blue_book_english.pdf. Pfizer periodically reviews the Code of Conduct to consider whether any amendments or updates to the policies described therein are necessary, including policies relating to anti-discrimination and anti-retaliation. The Code of Conduct provides that Pfizer "will not engage in any form of discrimination, harassment or retaliation" (page 34), requires managers to be "responsible for maintaining business units that are free of harassment and discrimination" (page 37) and explicitly states that Pfizer has a "zero tolerance" policy with respect to harassment or discrimination in the workplace (page 37). Accordingly, Pfizer has a clear policy against employment discrimination or retaliation of any kind. Moreover, the Code of Conduct also explicitly recognizes and encourages Pfizer employees, in their individual and private capacities, "to participate in electoral politics in those countries where appropriate" (page 43). As a result, Pfizer employees are not only free to engage, but are encouraged to engage, in political and civic activities without fear of employment discrimination or retaliation, which directly furthers the Proposal's goal of "protect[ing] employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation."

In addition, the Staff has concurred in the exclusion of proposals based on substantial implementation when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *The Talbots Inc.* (Apr. 5, 2002) the Staff permitted exclusion of a proposal requesting a code of conduct based on International Labor Organization human rights standards, despite the proponent's view that the company's "anti-discrimination provision is not as comprehensive as the one in the Proposal as it does not *specifically mention* political opinion or social origin" (emphasis added). The company argued that while its code of conduct did not expressly refer to "political opinion or social origin" it covered "anti-discrimination, in all aspects," including "other personal characteristics or beliefs." *See also PepsiCo, Inc.* (Feb. 14, 2013) (permitting exclusion of a proposal requesting that the company amend its sexual orientation policy and diversity training programs to explicitly prohibit discrimination based on "ex-gay status" where the company's policies did not explicitly mention "ex-gay status" but already prohibited discrimination based on sexual orientation, which would include "ex-gay status" as a subset of sexual orientation).

The Proposal requests that Pfizer consider the possibility of adopting specific anti-discrimination principles that refer to activities relating to the political process, civic activities and public policy and that "the Board may, at its discretion, choose to do so." In consideration of the fact that Pfizer's Code of Conduct already includes comprehensive anti-discrimination and anti-retaliation policies, which would protect employees who engaged in civic or political participation on their personal time, Pfizer believes that adoption of additional policies to explicitly address such participation is unnecessary. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. Accordingly, Pfizer believes that its policies and practices substantially implement the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2015 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-2782 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Atiba D. Adams

Enclosures

cc: Justin Danhof
National Center for Public Policy Research

<u>EXHIBIT A</u>

(see attached)

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Via FedEx


RECEIVED
NOV 13 2014

November 12, 2014

Atiba D. Adams
Corporate Secretary
Pfizer
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Adams,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Pfizer stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Civic and Political Non-Discrimination Principles

Resolved, that shareholders suggest to the Board of Directors that it consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace.

These principles may reasonably be limited to protections that do not interfere with an employee's duties for the Company, as determined by the Board of Directors and Company management.

Such principles, should the Board of Directors at its discretion choose to adopt them, may stand alone or explicitly be incorporated into other protections already granted to Company employees under current Company policies, as the Board of Directors and Company management sees fit.

Supporting Statement

The United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

The Founding Fathers explicitly made clear that our system is designed to protect minority factions, as James Madison explained in Federalist Paper No. 10.

The United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government: this will shall be expressed in periodic and genuine elections."

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

Pfizer has a superior reputation as a Company that protects and promotes human and civic rights. Given this excellent record, the absence of an explicit Company protection for employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace may simply be an oversight. If the shareholders suggest to the Board of Directors that it consider voluntarily adopting such a protection, the Board may, at its discretion, choose to do so.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President


RECEIVED
NOV 18 2014
PFIZER CORPORATE
GOVERNANCE DEPT

November 14, 2014

Atiba D. Adams
Corporate Secretary
Pfizer
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Adams,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Civic and Political Non-Discrimination Principles) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 12, 2014.

Sincerely,

Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 14, 2014

Atiba D. Adams
Corporate Secretary
Pfizer
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Adams,

UBS holds 230 shares of the Pfizer Inc. (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Pfizer on November 12, 2014 in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares have been continuously held since they were purchased on October 29, 2009. UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5412.

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

<u>EXHIBIT B</u>

(see attached)

The Blue Book

Summary of Pfizer Policies
Business C


Pfizer

Conducting ourselves with **integrity** helps us earn the trust and respect of the people we serve.

        

Dear Colleagues,

At Pfizer, we all are responsible for understanding the important legal and ethical issues that affect our business and for acting with integrity at all times. Integrity means more than just complying with the law. It is one of Pfizer's core values. It reflects who we are as a company and as individuals. **Conducting ourselves with integrity helps us earn the trust and respect of the people we serve.**

This Code of Conduct (commonly known as the "Blue Book") and its companion website **http://integrity.pfizer.com** are essential resources for all colleagues. They outline Pfizer's Policies on Business Conduct and identify the people who can answer any questions you might have about compliance-related issues. I am asking that you familiarize yourself with the Blue Book and bookmark the website as a reference to help ensure that you remain in compliance with all policies and procedures that apply to your work.

Please know that all of Pfizer's leaders are available to you if you have any concerns related to company practices or regarding a colleague. Seeking advice, raising concerns, or reporting misconduct cannot and will not be held against you. Our open door and anti-retaliation policies are in place to encourage and protect colleagues who raise concerns.

Our commitment to doing the right thing, which means complying with both the spirit and the letter of the laws that govern our industry, gives us a competitive advantage. Acting with integrity depends on each of us giving our full commitment. The responsibility lies with all of us — it's mine, it's yours, it's all of ours.



Ian Read
Chairman & Chief Executive Officer


It's Mine



The Pfizer Values


Pfizer

 Collaboration

 Leadership

 Community

 Performance

 Customer Focus

 Quality

 Innovation

 Respect for People

 Integrity

Table of Contents

1

Performance with Integrity

2

The Marketplace

3

Our Company and Shareholders

4

Our Colleagues

5

Our Community and the Public

1

Performance with Integrity

Our Commitment

Pfizer counts on you to uphold our reputation and high standards by always performing with integrity.

- **Know the standards, and live by them.** By knowing, understanding and acting in accordance with Pfizer's Values, applicable laws and Company policies, each of us can serve as a role model.
- **Know the law and ask questions.** You are expected to be familiar with the laws and policies that apply to your role. If you have questions, ask your manager or the Legal or Compliance Division.
- **Raise concerns.** If you believe someone may be violating a law or policy, notify your manager, Human Resources or the Compliance Division. Pfizer management is dedicated to ensuring that our standards are upheld and any concerns are addressed. Retaliation against any colleague who seeks advice, raises a concern or reports misconduct is strictly prohibited.
- **Always act with integrity.** You are never permitted to violate a law or policy, nor should you ever feel encouraged or pressured to do so—even if doing so may improve the bottom line or help meet a performance goal.

Compliance: Whose Responsibility Is It? It's Mine. It's Yours. It's Ours.

We are all expected to take ownership of compliance and to perform with integrity—that's what we mean when we say "it's mine, it's yours, it's all of ours." Your personal commitment to performing with integrity is critical to Pfizer's success.

Performing with integrity means setting the right priorities and delivering on our commitments while adhering to Pfizer's Values and standards. We can do this by:

- taking responsibility and holding each other accountable;
- raising concerns and asking questions;
- making the right decisions even when the decisions are difficult; and
- maintaining Pfizer's high standards in everything we do and everywhere we operate.

At Pfizer, performance with integrity is not only what we do—it's who we are.




It's Mine

Q&A

Where can I find Pfizer's corporate policies and procedures?

On PolicySource—http://policysource.pfizer.com. You are responsible for understanding how Pfizer's policies and procedures apply to you, and to follow them. You should discuss any questions or concerns with your manager or request advice from the Legal or Compliance Division.

Where can I find policies and procedures specific to my Business Unit, location or Division?

Contact your manager or a member of the Legal or Compliance Division for guidance.

Q&A

How is compliance with Pfizer's standards enforced?

Enforcement is the responsibility of the Chief Compliance and Risk Officer and the Compliance Division. Any violation of a law or Company policy can result in disciplinary action, including termination of employment, particularly if you:

- knowingly and intentionally violate the law or policy;
- direct others to violate the law or policy;
- fail to cooperate in a Company investigation of possible violations;
- retaliate against another colleague for reporting a concern or a violation; or
- fail to effectively monitor the actions of subordinates.

What are my responsibilities regarding the standards described in this Blue Book?

You are responsible for understanding and following all the laws and policies that apply to your role and responsibility. Failure to do so may lead to disciplinary action up to and including termination of employment. You are also responsible for seeking advice when needed, raising concerns and reporting violations of applicable laws and Company policy.

Our Standards

As a Pfizer colleague, you share the privilege and responsibility of upholding the Company's reputation. You do this each time you act ethically and legally. While such conduct may be second nature, there are many situations in which making the "right decision" can be challenging.

This *Summary of Pfizer Policies on Business Conduct* (the "Blue Book") is a guide to the Company's compliance structure, applicable laws, and key policies and procedures that govern doing business in a legal and ethical manner.

The standards described in this Blue Book apply in all countries in which we conduct business. All colleagues are subject to the laws and regulations of the country in which they work. In addition, because our parent company Pfizer Inc. is a U.S. company, U.S. law may apply to conduct that occurs outside the United States—for example, in the case of anti-corruption and anti-bribery laws. Be sure to consult with your manager or contact the Legal or Compliance Division if you are unclear about which laws and regulations apply to your activities.

Pfizer also holds its vendors and contingent workers to high standards. Vendors and contingent workers are expected to comply with all laws and, in certain circumstances, policies that relate to work conducted on Pfizer's behalf.



Our Responsibilities

Integrity is at the core of our Company's identity and reputation, and we are all responsible for performing with integrity in everything we do. We are also responsible for raising concerns about risks to the Company—ideally, before these risks become actual problems.

If you reasonably believe that a colleague has violated or may violate a law or Pfizer policy, you have a duty to report that information immediately to your manager, another manager, Human Resources or the Compliance Division. Pfizer has Open Door, anti-retaliation and confidentiality policies to protect colleagues. Retaliation against any colleague who in good faith seeks advice, raises a concern or reports misconduct is strictly prohibited. Whenever you are in doubt, it is best to raise your concern.

Non-compliance can pose serious risks for Pfizer, customers, patients, investors and colleagues. By raising concerns, you give management the opportunity to address potential problems and protect the Company. This chart shows some of the possible consequences of non-compliance.

Personal Disclosure Requirements

If you have been excluded, debarred or suspended, or have become otherwise ineligible to participate in U.S. federal healthcare or procurement or non-procurement programs, you are responsible for disclosing this information immediately to the Compliance Division. You also must disclose if you are under investigation for certain criminal offenses, for which you may become excluded, debarred or suspended.

Consequences for Pfizer May Include	Consequences for a Colleague May Include	Consequences for Patients, Customers and the Public May Include	Consequences for Investors May Include
• Prosecution, fines and other penalties for the improper conduct of its colleagues • Disclosure to government agencies • Loss of business • Damage to Pfizer's good name, trade and customer relations, or business opportunities	• Prosecution, fines, imprisonment and other penalties for improper conduct • Disciplinary action up to and including termination of employment • Damage to personal reputation • Serious injury or illness	• Compromised product safety or efficacy • Environmental risk • Higher cost of medicines • Loss of good faith and trust in dealings with Pfizer	• Loss of confidence in Pfizer and its products • Loss of investment value • Damage to Pfizer's reputation for good corporate governance



Raising Compliance Concerns

At Pfizer, many channels exist for reporting compliance issues. These include your manager via the Open Door Policy, Human Resources and the Compliance Division.

Open Door Policy

The foundation of our compliance program is openness, accessibility and discussion within the Pfizer community. Most issues can be resolved locally before they become problems for colleagues, the Company or the public. The Open Door Policy encourages colleagues to present ideas, raise concerns and ask questions—especially those of a legal or ethical nature, but also those relating to quality of work and the working environment. All managers are responsible for supporting this policy by maintaining an "open door" for colleagues who may reach out to them.

While we hope that colleagues feel comfortable discussing any matter with their managers, there may be times when colleagues prefer to use another avenue for addressing issues. In these cases, you may speak with others, including:

- the next higher level of supervision;
- your operating unit head;
- any manager or supervisor;
- Human Resources; or
- the Compliance Division.

Human Resources

Human Resources colleagues are available to listen to any concerns you may have. You may reach out to your local Human Resources representative, the Corporate Human Resources Group or the Employee Relations Group in Human Resources.



A Commitment to Integrity

We demand of ourselves and others the highest ethical standards, and our products and processes will be of the highest quality.

The Compliance Helpline

The Compliance Helpline phone and web-reporting tools can provide access to corporate resources to address matters that might not be adequately resolved locally, and can also provide a way to report a concern or get information or advice anonymously. The information provided is reported to Pfizer's Compliance Division, which will take appropriate action. You can arrange to receive information about the Company's response.

In most countries, the Compliance Helpline is available by phone and web-reporting tool 24 hours a day, 7 days a week, 365 days a year, and is operated by specially trained third-party representatives. Local privacy laws may affect availability and terms of use. For example, in some countries the Compliance Helpline can only be used to report serious concerns involving senior management. In some countries, the Compliance Helpline cannot be used to communicate anonymous allegations.

Pfizer Compliance Helpline:

Web reporting:
https:// pfizer.alertline.com

Phone:
1-866-866-PFIZ (7349)

The Compliance Division

You can contact the Compliance Division directly to report a concern or ask a question:

- by email: corporate.compliance@pfizer.com
- by mail: 235 East 42nd Street (150/02/05), New York, NY 10017 USA
- by phone: 1-212-733-3026
- by secure fax: 1-917-464-7736
- in person: 150 East 42nd Street, 2nd floor, New York, NY 10017 USA



Q&A

Where can I get more information?

Your central resource for compliance information and contacts is the Compliance website, http://integrity.pfizer.com.

Divisional or local compliance functions may also be available to assist you with any questions or concerns you may have.

Pfizer's Compliance Program

Pfizer's compliance program is designed to support legal and ethical conduct throughout the Company.

The **Chief Compliance and Risk Officer** is responsible for overseeing Pfizer's compliance program, including monitoring and self-evaluation programs related to the Company's legal and regulatory obligations; ensures that there is broad application and consistent interpretation of our standards; chairs the Corporate Compliance Committee; and reports to the Chief Executive Officer.

The **Compliance Division** works with the Chief Compliance and Risk Officer to ensure adherence to laws, regulations, and Company policies and procedures on a day-to-day basis.

Pfizer's tiered **compliance committee structure** promotes leadership oversight through the Executive Compliance Committee, the Corporate Compliance Committee, and various business unit and divisional committees. This design complements our **embedded divisional and business unit compliance** organization.

Additional compliance support is provided by groups and individuals throughout the Company in areas such as legal, safety and monitoring, corporate audit, Human Resources, finance, corporate governance, policy and other functions.



The Compliance Division has exclusive responsibility, on behalf of the Chief Compliance and Risk Officer, for investigating "**Referable Compliance Issues**"—significant potential, suspected or actual violations of law or policy. The Compliance Division may seek help in investigating these matters from other individuals and groups. No investigation may be commenced, however, without the express consent of the Compliance Division.

The Compliance Division is responsible for ensuring that the Company fulfills its obligations, including required training, reporting and auditing, under its **Corporate Integrity Agreement (CIA)** with the U.S. Office of Inspector General of the Department of Health and Human Services (OIG). Pfizer entered into a CIA in 2009, and paid $2.3 billion, to resolve civil and criminal allegations regarding off-label promotional activities.

Key Term: Referable Compliance Issues (RCIs)

RCIs are significant potential, suspected or actual violations of applicable law or Company policy that must be reported to the Compliance Division for investigation. Whether a matter is significant depends on the particular facts of the situation. Some considerations are:

- Was the action intentional or part of a pattern?
- Was the action criminal?
- Was a manager involved?
- Did the action expose colleagues or the public to dangerous health or safety risks?
- What are the potential consequences, including financial, operational, legal or public relations impact?
- What is the overall extent and severity of the violation?
- What is the nature of the law, regulation, policy or procedure involved?
- Is the violation the subject of investigation by a government or regulatory entity?

If you are unsure whether a matter is an RCI, ask a member of the Compliance Division.

Q&A

If I report a concern to the Compliance Division, can I expect a response?

Yes. The Compliance Division's goal is to respond promptly to all questions and reported concerns. If your concern requires investigation, the Compliance Division will conduct the investigation and, where possible and appropriate, provide periodic status updates. However, because of confidentiality concerns, detailed information about matters will be shared only with those who "need to know."



I observed misconduct—but I am afraid to report it because I fear retaliation. How will the Company protect me?

If you report a concern honestly and in good faith, the Company will take action to protect you from retaliation. The specific steps taken will vary from case to case; they may include disciplining anyone who engages in retaliatory actions, ongoing monitoring of the situation or other measures to protect you.

Anti-Retaliation

Retaliation against any colleague who in good faith seeks advice, raises a concern or reports misconduct is strictly prohibited. The fact that a colleague has raised a concern in good faith, or has provided information in an investigation, cannot be a basis for denial of benefits, termination, demotion, suspension, threats, harassment or discrimination. If any individual, regardless of his or her role in Pfizer, retaliates against a colleague who has truthfully and in good faith reported a potential violation, Pfizer will take appropriate action—even if it later turns out that the colleague was mistaken in reporting the matter originally. However, if an individual has intentionally made a false report, the Company will respond accordingly.

If you believe that you, or another colleague, have been retaliated against for raising a good faith concern, you should contact the Compliance Division or the Employee Relations Group in Human Resources immediately. You may call the Compliance Helpline or use the Compliance Helpline web-reporting tool where it is available and permitted by law.

Confidentiality

It is essential that you feel secure when participating in the Company's compliance program. Confidentiality is a priority and every effort will be made to protect your identity whenever you interact with any element of the compliance program. In some instances, however, it may not be possible to keep your identity confidential because of the nature of the investigation, the demands of conducting a thorough investigation, or certain legal requirements. Where available and permitted by law, colleagues concerned about confidentiality may consider placing an anonymous call to the Pfizer Compliance Helpline.

Colleagues may also seek assistance with raising compliance concerns from the Office of the Ombudsman.

If you are involved in a compliance investigation in any capacity (for example, as a witness or complaining party), you may not discuss the investigation with anyone other than the Compliance Investigators conducting the investigation, not even your manager or others you believe have knowledge of the investigation.

The Office of the Ombudsman

The Office of the Ombudsman provides an informal place where all Pfizer colleagues can talk confidentially and off-the-record. The Ombudsman is independent and neutral, and is not an advocate for any party, but an advocate for fair process.

The Office of the Ombudsman supplements and does not replace other resources for issue resolution, such as management, Human Resources and the Compliance Division. If colleagues want to make a formal complaint, put the Company on notice of any claim, or have an issue documented, they must use one of Pfizer's other channels for reporting concerns, described elsewhere in this Blue Book. While the Ombudsman provides assistance and guidance on how to address and resolve work-related issues objectively and fairly, any action taken is up to the colleague – except in the rare circumstance in which the Ombudsman determines there is imminent risk of serious harm or the issue raised involves a potential violation of any laws applicable to U.S. federal healthcare programs or FDA requirements, in which case the Ombudsman will inform the colleague.

Colleagues may use the Office of the Ombudsman when they:

- do not know where to take an issue;
- do not know how to take an issue forward;
- are not sure if what they observed is unethical or is a violation of a law or policy;
- would like assistance in identifying options for addressing conflicts in the workplace;
- want a neutral sounding board to help identify and evaluate options for getting an issue surfaced and addressed; or
- want to talk off-the-record to a neutral professional who has extensive knowledge of the policies and practices of Pfizer before taking a formal step.

Colleagues can contact the Office of the Ombudsman on a confidential basis at: 1-855-PFE-OMBD (1-855-733-6623) or ombudsman@pfizer.com. For more information about the Office, you can visit: http://ombudsman.pfizer.com.

The Office of the Ombudsman functions in accordance with the Code of Ethics and Standards of Practice of the International Ombudsman Association (www.ombudsassociation.org), which embody four key principles: independence, neutrality and impartiality, informality, and confidentiality.



2

The Marketplace

Our Commitment

Pfizer will compete lawfully and ethically in the marketplace. We will act responsibly in our relationships with healthcare professionals, patients, consumers, hospitals, academics, governments, regulatory entities, business partners, customers, suppliers and vendors. We will provide innovative products to our customers, and we will be honest and fair in all our business dealings.

We will:

- comply with all healthcare laws and regulatory requirements;
- inform healthcare professionals, consumers and the public of product experience and safety information for our products;
- market products and interact with healthcare professionals honestly in accordance with laws and regulations;
- monitor the safety, performance and quality of our products;
- follow all antitrust and competition laws;
- interact ethically and in good faith with government officials and business partners;
- gather business intelligence properly; and
- follow customs and anti-boycott laws.

We will not:

- offer or make illegal payments to government officials or business partners, directly or through intermediaries; or
- offer or accept inappropriate items of value, including gifts or entertainment.

Healthcare Laws and Regulatory Requirements

Pfizer is subject to many rules and regulations designed to protect patients and consumers, improve the quality of medicines and healthcare services, and help eliminate fraud and improper influence on medical judgment.

Pfizer follows all laws and regulatory requirements governing the development, manufacturing, distribution, marketing, government contracting, sale and promotion of our products. Because Pfizer is a global company, the laws and regulatory requirements of one country may apply to activities in another country. For example, many requirements of the U.S. Food and Drug Administration (FDA) must be followed by Pfizer operations outside the United States. In the event local laws and regulatory requirements differ from those of the United States, the stricter set of laws and regulatory requirements generally applies, with limited exceptions. If you have questions about which laws, regulations, policies or industry standards apply to your work, contact a member of the Legal or Compliance Division.

You must be familiar with the standards that apply to your business and your role. By following Pfizer policies, you will ensure your compliance with all laws and regulations relating to the conduct of our business.

For more information on Pfizer's U.S. healthcare law compliance program, please refer to the "Resources" section of Pfizer's Compliance Division website at http://integrity.pfizer.com or to PolicySource at http://policysource.pfizer.com.

Communicating Product Information Honestly

Trust is a significant part of our business. Medical professionals trust our research and results. Consumers trust the quality of our products. Shareholders trust that we will continue to build shareholder value. That is why Pfizer is committed to providing timely and honest product information to patients, consumers, healthcare professionals and regulators worldwide to keep these stakeholders informed of the uses, safety, contraindications and side effects of our products.





Promotional Activities and Interactions with Healthcare Professionals

Regulation of advertising and product promotion directly affects our customer relationships. All colleagues must follow Pfizer's policies on promotional activities and interactions with healthcare professionals applicable to their business unit, to ensure compliance with laws and regulations.

All promotional materials and communications must be accurate, not misleading, and compliant with all applicable medical, legal and regulatory standards, including any applicable standards addressing substantiation, scientific rigor and fair balance.

Strict regulations govern not only our promotional activities but also our educational and commercial relationships with healthcare professionals, including our interactions with physicians, nurses, pharmacists and others who administer, prescribe, purchase or recommend prescription medications. All interactions with healthcare professionals must be guided by applicable:

- laws, regulations, and other industry standards;
- national and regional industry association codes;
- Pfizer policies and procedures including:
  - Pfizer's Global Policy on Interactions with Healthcare Professionals
  - Pfizer Consumer Healthcare's Global Policy on Interactions with Healthcare Professionals
  - Pfizer Animal Health's Global Vet Policy.



A Commitment to Quality

Quality is ingrained in the work of our colleagues and all our Values. We are dedicated to the delivery of quality healthcare around the world. Our business practices and processes are designed to achieve quality results that exceed the expectations of all of our stakeholders.

Marketing Integrity

Pfizer is committed to fair competition as a matter of corporate conduct. We abide by all laws that apply to our marketing activities. Under these laws, it is illegal to use unfair methods of competition or unfair or deceptive acts or practices in commerce, such as:

- false or misleading advertising, or any other form of misrepresentation made in connection with sales;
- bribery of competitors' or customers' employees or of healthcare professionals; and
- unfair comments about competitors' products.

Colleagues in sales, marketing, medical and regulatory functions must be familiar with Pfizer policies and procedures on labeling, promotional programs, product samples and other relevant topics. Contact a member of the Legal or Compliance Division if you have questions about which policies, procedures, laws, regulations or industry standards apply to your work.



A Commitment to Performance

We strive for continuous improvement in our performance, measuring results carefully, and ensuring that integrity and respect for people are never compromised.





A Commitment to Customer Focus

We are deeply committed to meeting the needs of our customers, and we constantly focus on customer satisfaction.

Monitoring the Safety, Performance and Quality of Our Products

At Pfizer, patient safety is our number one priority. Understanding a product's safety profile, as well as its quality and performance characteristics, is essential. These components are extensively monitored during clinical studies. However, it is only after a product has been marketed and used in real-world conditions that its safety profile and performance characteristics can become more completely known.

The more information we have on our products the better. That's why Pfizer colleagues, vendors and contingent workers must share in the responsibility of reporting any safety, quality or performance issues concerning a Pfizer product. In addition, certain instances that may lead to increased risk of an adverse event should be reported, with or without the presence of an adverse event. These include medication errors such as incorrect prescribing, as well as any situation in which a fetus or baby is exposed to Pfizer products during pregnancy or breastfeeding. We have a legal obligation to track and report these experiences and product quality complaints to regulatory authorities.

We may learn of product issues in many different ways—through telephone calls, letters, faxes, emails, websites and completed response forms from Pfizer-sponsored marketing programs, or in meetings or casual conversations at work or even in social settings. Any information about a product issue must be forwarded within 24 hours of awareness. Pfizer's U.S. colleagues should call 1-800-438-1985 to forward any product issues. All other Pfizer colleagues should contact their local Safety group or ask their manager for the appropriate forwarding information.

For more information, consult the Pharmacovigilance Reporting site on Pfizer's intranet.

Q&A

At a dinner party, a neighbor mentions to you that his wife tried a particular Pfizer product and experienced a headache. Do you need to inform the Company?

Yes. Regardless of how you learned of the event, the severity of the event, or whether you think the event was a side effect of the Pfizer product, it is your ethical and legal responsibility to forward the information to the appropriate Safety group within 24 hours of awareness.

Antitrust and Competition Laws

Antitrust and competition laws protect free enterprise. While these laws are complex and difficult to summarize, at a minimum they prohibit agreements between Pfizer and our competitors that affect prices, terms or conditions of sale, or fair competition. If you are responsible for areas of the business where these laws apply, you must be aware of them and their implications, including how they apply in the country in which you operate.

Pfizer prohibits:

- discussions or contacts with competitors about pricing, costs, or terms or conditions of sale;
- discussions or contacts with suppliers and customers that unfairly restrict trade or exclude competitors from the marketplace;
- agreements with competitors regarding allocating markets or customers; and
- agreements with others to boycott customers or suppliers.

Many countries have antitrust or competition laws, though they vary significantly from country to country. For example, certain countries' competition laws may be more stringent than those of the United States and regulate, among other things: distribution agreements; rebates and discounts to customers; patent, copyright and trademark licenses; territorial restrictions on resellers; and pricing policy generally. These laws are complex. You must ask for advice from the Legal Division before you act.

Trade association meetings and other **industry gatherings** serve legitimate and worthwhile purposes. However, these meetings pose certain risks, as they bring together competitors who might discuss matters of mutual concern and potentially cross the line of non-compliance with competition law obligations. Even joking about inappropriate topics, such as marketing or pricing strategies, could be misinterpreted and misreported. If the conversation turns to any kind of anti-competitive discussion, you should refuse to discuss the matter and leave the conversation immediately.

Q&A

My neighbor works for one of our competitors. Is it okay to discuss how her company deals with managed care companies?

No. Any subjects that should not be discussed at a business meeting—because they would violate the law—should not be discussed in a social setting for the same reason.





Anti-Bribery and Anti-Corruption

Pfizer has a long-standing policy that prohibits Pfizer colleagues and anyone acting on Pfizer's behalf from offering, giving, soliciting, accepting or receiving a bribe.

Government Officials

No colleague nor anyone acting on Pfizer's behalf may ever make a payment or provide a benefit that is intended to improperly influence—or even appears to improperly influence—a government official, or to gain an unfair business advantage.

Most countries in which we do business have laws that forbid making, offering or promising any payment or anything of value (directly or indirectly) to a government official when the payment is intended to influence an official act or decision to award or retain business. In the United States, the U.S. Foreign Corrupt Practices Act (FCPA) regulates U.S. companies doing business abroad. The FCPA makes it illegal for employees of U.S. companies to directly or indirectly give anything of value to a non-U.S. government official, candidate for public office, political party or party official in order to gain an improper business advantage. The FCPA also makes it illegal to inaccurately record transactions. As a U.S. company, Pfizer Inc. and all of its subsidiaries and colleagues must comply with the FCPA, as well as with all local anti-bribery and anti-corruption laws.

We must be particularly sensitive to bribery and corruption issues because governments are often both the regulator of our products and a major customer. We also use the services of healthcare professionals and scientists, many of whom are employees of public institutions and may be considered government officials.

Q&A

How does the U.K. Bribery Act compare to the U.S. Foreign Corrupt Practices Act?

The U.K. Bribery Act is broader. It prohibits not only bribery of a government official, but also commercial bribery and receipt of bribes. Additionally, companies with operations in the United Kingdom can be held strictly liable for failing to prevent bribery by persons associated with such companies unless the companies can demonstrate that they had adequate procedures in place to prevent and detect such conduct.

Commercial Individuals and Entities

Pfizer also prohibits "commercial bribery." Generally, commercial bribery is giving, offering or receiving something of value to or from an individual or company in exchange for improper commercial conduct. Pfizer prohibits any colleague, middleman or other agent from directly or indirectly engaging in any form of bribery.

The Anti-Kickback Law

In the United States, the anti-kickback law prohibits offering anything to influence a person's recommendation, prescription or purchase of a healthcare product or service that is reimbursed by a federal healthcare program. This is to ensure that a healthcare provider's treatment recommendation is not influenced by motives of personal gain or enrichment. Equivalent laws exist under state laws and around the world.

Lobbying Activities

In the United States, Pfizer is a registered federal lobbyist. As such, federal law prohibits any Pfizer colleague from providing anything of value to a Member or staff member of the U.S. House of Representatives or the U.S. Senate, and severely limits the ability of Pfizer to pay for travel expenses of U.S. House and Senate Members and staff. All Pfizer colleagues, regardless of location, must follow these restrictions.

For details, please refer to the "Resources" section of Pfizer's Compliance Division website at http://integrity.pfizer.com. Also be sure to refer to any local or divisional policies that apply to your role.

Q&A

I travel around the world for Pfizer and know there are wide-ranging interpretations of "normal business practices." What is considered a customary courtesy in one country may be viewed as a bribe in another. What does that mean for me?

You must not provide any payment or benefit of any kind to gain an improper business advantage. You must always comply with Pfizer's anti-bribery and anti-corruption policies and procedures, the Global Policy on Interactions with Healthcare Professionals (GPIHP), Pfizer Consumer Healthcare GPIHP, Pfizer Animal Health's Global Vet Policy, and all other applicable policies, procedures and laws. If you need guidance, contact the Legal or Compliance Division.



Q&A

My manager wants me to find out what patient recruitment exclusion criteria a competitor is using in a clinical trial. That information is not publicly available. Can I pose as a potential patient recruit, call the competitor's clinical research site, and ask some questions?

No. Misrepresentation—not disclosing that you are a Pfizer colleague or posing as something you are not—is an unethical way to gain access to a competitor's confidential information. It violates Pfizer policies, as well as the Integrity value. Before you engage in any business intelligence primary field research, consult with the Legal Division or Business Intelligence to confirm that your strategy is legal and ethical. The Business Intelligence function can help you identify appropriate research opportunities.

Business Intelligence

In today's business environment, we have access to a great amount of information about other companies, their products and services, some of which is non-public.

You are free to gather intelligence about companies from public sources such as their websites, published articles, price bulletins, advertisements, brochures, public presentations and customer conversations. You also may contract with an outside vendor to gather business information, but only through the selection and contracting process administered by Pfizer's Business Intelligence function.

Business information about other companies may only be collected and used ethically and in a way that does not violate any laws or confidentiality obligations. You must never use, or ask any third party to use, unlawful or unethical means such as misrepresentation, deception, theft, spying or bribery to gather information.

If you need assistance in this area, contact the Business Intelligence function.


12
10
8

Global Trade Compliance

We are all responsible for complying with trade control laws, which are complex and may change quickly as governments adjust to new political and security issues. Violations of trade control laws can lead to significant fines and penalties, for both Pfizer and any individuals involved.

Many countries have trade control laws that govern the import, export or transfer of certain controlled products, software and technology, as well as the performance of certain controlled services. In addition, many trade control laws restrict Pfizer's investments, transactions and business activities with certain countries, entities or individuals.

Some countries in which Pfizer does business have in place restrictive trade practices or boycotts against other countries or groups. Pfizer may not engage in agreements, provide any information or take any action that would support such restrictive trade practices or boycotts, unless they are allowed by U.S. laws.

Colleagues who work directly or indirectly with any of the above, or in areas such as international operations, logistics, finance, meeting planning, regulatory or legal, must be aware of Pfizer's Global Trade Compliance Policy and related procedures. In particular, all activities involving certain sanctioned countries must be reviewed by the Compliance or Legal Division to ensure compliance with trade control laws. A list of these countries is available on the Global Trade Compliance section of the Compliance Division website. Any questions or concerns about the trade laws identified above, or known violations, should be directed to the Compliance or Legal Division.

Q&A

I am bringing together a team of international colleagues to collaborate on research on a new vaccine. Do I need to think about how global trade compliance may affect this work?

Yes, you must, before a non-U.S. national is provided access to U.S.-origin technology, regardless of where in the world the access will occur. This is the case even when the colleague is in the United States under a visa or work permit, or on a short-term business trip. Consult the Global Trade Compliance section of the Compliance Division website or contact the Compliance Division for information.



3

Our Company and Shareholders

Our Commitment

Pfizer is committed to pursuing sound growth and earnings goals while maintaining integrity in all that we do. We will operate in the best interests of the Company and our shareholders, be forthright about our operations and performance, and exercise care in the use of our assets and resources.

To protect the best interests of the Company and our shareholders, we will:

- protect patents, trademarks and other intellectual property;
- keep accurate and complete books and records, and maintain an effective system of internal controls over financial reporting;
- retain Company records to comply with our obligations;
- make appropriate use of company resources and keep our information systems, devices and networks secure;
- use social media responsibly;
- safeguard confidential, proprietary and personal information, including personal health information;
- never trade on or disclose inside information; and
- avoid conflicts of interest.

Patents, Trademarks and Copyrights

Protecting Pfizer's intellectual property is essential to maintaining the Company's competitive advantage. Pfizer's intellectual property includes its patents, trademarks, trade secrets and copyrights, as well as scientific and technical knowledge, know-how and experience developed in the course of the Company's activities. You are expected to support the establishment, protection, maintenance and defense of Pfizer's intellectual property rights and to use those rights in a responsible way.

You also must respect the intellectual property of others. Unauthorized use, theft or misappropriation of third-party intellectual property may result in significant fines, lawsuits or criminal penalties for the Company and you.

Books and Record Keeping

Accurate business records are essential to the management of the Company and to maintaining and safeguarding investor confidence. They also help Pfizer fulfill its obligation to provide full, accurate and timely financial and other disclosures to the public and governments around the world. All of Pfizer's books, records and accounts must fully and accurately reflect the Company's business transactions. These include financial statements as well as time sheets, vouchers, bills, invoices, expense reports, payroll and benefits records, performance evaluations and other essential Company data.



Q&A

If something is trademarked, patented or copyrighted in one country, is it protected in other countries too?

Not necessarily. The Legal Division's Intellectual Property Group tracks the trademark, patent and copyright status of the Company's assets. Contact the Intellectual Property Group to request a search to help you determine whether something has protected status in any particular country.

Reporting Accounting Fraud

It is your responsibility to report any unrecorded funds or assets, or false or artificial entries in the books and records of the Company, if you become aware of them. If you learn of or suspect accounting fraud, report it immediately by contacting the Compliance Division or Corporate Audit.



Records and Information Management

Pfizer has records and information management policies and procedures to ensure that Company records are maintained, stored and, when appropriate, destroyed in accordance with Pfizer's needs and in compliance with applicable legal, regulatory, environmental, tax, employment and trade requirements. Pfizer's detailed Enterprise Records Retention Schedule (ERRS) provides specifics on appropriate retention durations. You must refer to this schedule and the specific requirements of your business and location, as well as all applicable corporate policies and procedures, when determining how long your records should be preserved.

Requests by third parties (e.g., governmental regulatory agencies), lawsuits or other inquiries can create the need to retain records beyond the normal retention period. It is our policy to preserve any records relevant to any litigation or government investigation involving Pfizer. If you receive a "Legal Hold" or "Tax Audit Hold" you must not alter or discard any relevant information. To understand which records must be preserved, please refer to Pfizer's Legal Holds list or contact the Legal Division.

Pfizer's records management resources, including the Legal Holds list, can be found at http://eRIM.pfizer.com. If you need additional assistance contact the eRIM group at recordsmanagement@pfizer.com.

Q&A

When should I dispose of my documents?

First, you must determine if a Legal or Tax Audit Hold applies. If it does, all disposal activities must be suspended immediately. Second, consult Pfizer's Enterprise Records Retention Schedule (ERRS) to determine how long the document should be retained. If there are no applicable Legal or Tax Audit Holds and the record has exceeded any retention time periods specified on the ERRS, you may dispose of it.

Key Term: Business Records

Business records are any recorded information captured in any medium that reflects circumstances, events, activities, transactions or results created or maintained as part of conducting business for Pfizer or that serves as evidence of fulfillment of a business or legal obligation of Pfizer. These records may be physical or electronic. Examples of media containing business records include paper documents (including hand-written notes), audio or video recordings, and computer-based information such as email and computer files.

Acceptable Use of Company Computers and Resources

Pfizer supports information systems and networks to help colleagues work as effectively as possible. When used inappropriately, Pfizer's data and systems may be exposed to substantial risk. To ensure the security and integrity of Pfizer's technology and information systems:

- Only authorized software, devices and procedures may be used.
- Your password must never be shared except for a valid business reason (such as Pfizer technical support), after which it must be changed within 24 hours.
- Pfizer business information may only be shared with authorized parties, and only by using Pfizer email or other approved technologies.
- Unauthorized devices, such as home computers, may not be used to transmit, store or work on Pfizer proprietary information.
- You are accountable for the use and security of the Company's telecommunication and information assets.

Pfizer allows the incidental personal use of Pfizer information systems, subject to certain restrictions. Except where mandated by law, you are not guaranteed personal privacy for information sent to, sent from or stored in Company systems. All documents, including electronic communications, are subject to review at any time.

For details, please refer to Corporate Policy 403. Also be sure to refer to any local or divisional policies that apply to your role.

Q&A

I work on a laptop computer in open plan offices and hotel conference rooms. What do I need to do?

Physically secure your laptop—such as by using a cable or docking station lock—and use a privacy screen. If you are logged in and leave your computer unattended, ensure the "Lock Computer" function is activated.

Prohibited Activities

You may not use Pfizer information systems or devices for communications or other material that contain or promote anything that:

- violates harassment, discrimination or hostile workplace policies or laws;
- is defamatory, illegal, pornographic or obscene;
- is likely to interfere with work or result in the loss or damage of work or systems;
- solicits colleagues for any unauthorized purpose; or
- records communications without authorization.



Social Media

"Social media" are digital technologies and practices that enable people to create and share content, opinions, insights, experiences and perspectives. The hallmarks of all social media are user-generated content and interaction.

When engaging in social media activities including both internal-facing and external-facing platforms, adhere to Pfizer policies and these general principles:

- Be transparent and make necessary disclosures.
- Do not make unauthorized disclosures.
- Obtain necessary permissions before posting.
- Be truthful, accurate and respectful.
- Refer media inquires to Global Media Relations.
- Report adverse events found on the Internet or in social media to the appropriate Safety colleague.
- Ask first, post later.

Pfizer's policies impose requirements on the creation and use of **Pfizer-sponsored social media.** You must consult the Legal Division when creating any Pfizer-sponsored social media.

All **Pfizer-sponsored social media that discusses a Pfizer product** requires prior approval. Specific requirements apply to the content of such posts, the types of media in which they may appear and, in some cases, review by regulatory authorities.

Personal posts that relate to Pfizer products are strongly discouraged. Personal posts that include more than a neutral, passing reference to Pfizer products are strictly prohibited. Any personal posts referencing Pfizer's interests—which include Pfizer and its business, products, colleagues and former colleagues, policies, research, relationships and competitors—must include this disclaimer: *I am [an employee/a contingent worker] of Pfizer. The statements or opinions expressed on this site are my own and do not necessarily represent those of Pfizer.*



A Commitment to Innovation

Innovation is the key to improving health and sustaining Pfizer's growth and profitability.

For details, please refer to Corporate Policy 407. Also be sure to refer to any local or divisional policies that apply to your role.

Confidential and Proprietary Information

The products, services, ideas, concepts and other information we produce on a daily basis are important proprietary assets for our Company, including marketing plans, sales data, clinical and medical data, customer and employee records, manufacturing techniques, pricing information and information about business development opportunities.

Various laws enable us to protect these assets. It is important that Pfizer protect and prevent inappropriate or unauthorized access to or disclosure of this information, as well as third party information provided to Pfizer.

Help protect confidential and proprietary information by following these principles:

- Be careful when using electronic means of storing and sending information.
- Do not disclose information to third parties, including business partners and vendors, without appropriate authorization and any required confidentiality agreements. If in doubt, check with your manager or the Legal Division.
- Do not discuss confidential information in public places where others may overhear.
- Beware of informal telephone or email requests from outsiders seeking information (commonly known as "phishing").

For more information, consult Corporate Policy 401 and Pfizer's guidelines on "Handling Sensitive Information" available at http://privacy.pfizer.com. Also be sure to refer to any local or divisional policies that apply to your role.

Key Terms: Confidential or Proprietary Information

Confidential or proprietary information can be a formula, pattern, device, information about the Company's business operations, or compilation of information maintained in secrecy that is used in business and gives our business an advantage over competitors who do not know about it or use it.


CONFIDENTIAL
Special report



Q&A

May colleagues secretly record meetings or conversations?

Covert tape recording, recording telephone calls and the use of hidden cameras are strictly prohibited, unless specifically authorized by Global Security or the Legal or Compliance Division.

Privacy of Personal Information

Preserving the privacy of personal information, including personal health information, is critically important. Colleagues and many others provide personal information to Pfizer. In addition, certain research, pharmacovigilance and business activities may involve the review of personal health information. It is Pfizer's policy to keep this information confidential and secure in accordance with applicable laws.

Pfizer and its business partners and agents are all accountable for protecting personal information, including personal health information, and for processing it only within the boundaries of applicable law and Pfizer policies and procedures.

Help protect the privacy of personal information by following these principles:

- Always keep personal information strictly confidential and only use or disclose it in accordance with applicable laws and regulations and, when necessary, after giving notice or obtaining the individual's consent.
- Collect personal information only for legitimate business purposes and keep it only as long as necessary.
- Take adequate precautions to safeguard personal information.
- Share personal information only with individuals who have a legitimate need for it and will protect it properly.
- Allow individuals whose personal data is held by the Company to review and correct the information.
- Properly destroy records containing personal information according to Company guidelines.

Privacy Laws

Protecting the privacy and security of personal and personal health information is a growing global concern. Different countries and cultures have different expectations of what information should be protected, how securely and at what cost. However, more and more countries are enacting or strengthening privacy laws and holding violators accountable. For more information, visit http://privacy.pfizer.com.

Inside Information

Many of us have heard of restrictions on "insider trading." Simply put, it is illegal to buy or sell securities (for example, stocks, bonds or options) of a company when you are aware of "inside information"—material, non-public information—relating to the company. Securities laws and Pfizer policy prohibit you from using or disclosing any inside information that you may acquire during the course of your employment at Pfizer.

You cannot use information gained through your employment with the Company, before this information is known publicly, to buy or sell the securities of Pfizer or any other company with which Pfizer has or may be considering a relationship (for example, a customer, supplier, alliance partner or potential acquisition candidate). Nor can you give inside information to anyone else so that they can trade. This applies no matter where you live or where the receiver of the information lives. These restrictions apply to you, your spouse and minor children, and anyone who lives in your household or is financially dependent on you.

Securities law violations are taken very seriously. Government agencies and stock exchanges are able to monitor trading activities through computerized records searches. Violations may result in significant civil and criminal penalties against companies and individuals.

Q&A

I am working with a joint venture partner and I've become aware that our partner is on the verge of a major scientific breakthrough. I want to purchase some stock in our joint venture partner. Can I?

No. Neither you, your spouse, your minor children, nor anyone who lives in your household or is financially dependent on you can purchase this stock until the first business day after the information you have is known to the public.

Key Terms: Material Information and Non-Public Information

Material information is any information that an investor might consider important in deciding whether to buy, sell or hold securities. Examples include: financial results or forecasts; changes in dividend policy; possible mergers, acquisitions, divestitures or joint ventures; important developments (such as important clinical trial results); major litigation developments; and significant changes in business direction. Information that is not material to Pfizer may be material to another company with which Pfizer has or is considering a relationship.

Information is considered **non-public** if it has not been adequately disclosed to the public. Information is not considered public until the first business day after it has been disclosed to the public. These examples are considered to be adequate public disclosure of information: public filings with the U.S. Securities and Exchange Commission, Company press releases, and webcast meetings and conference calls between the Company and analysts, the press, shareholders or the public.



I want to invest in a company that produces an ingredient in a Pfizer product. Would this be a conflict of interest?

Maybe, depending on your position at Pfizer, your influence on purchasing decisions, the amount of your investment and the importance of Pfizer as a customer. Before investing, disclose this to your manager, who must handle the situation appropriately.

My spouse has an ownership interest in an advertising company Pfizer is considering using. I do not have any decision-making responsibilities as to which vendor is selected. Do I need to report anything?

Yes. This is a potential conflict. Any potential conflict, or even the appearance of a conflict, might damage your reputation or that of the Company and therefore must be disclosed to your manager, who must handle the situation appropriately.

My brother, a contract employee for a supplier, does work for Pfizer. Does this present a conflict of interest?

It might, depending on the roles you and your brother have. Because this is a potential conflict, you must disclose it to your manager. If appropriate, your manager will work with the Legal or Compliance Division to determine the best solution.

Conflicts of Interest

A conflict of interest arises when you place your personal, social, financial or political interests before the interests of the Company. Even the appearance of a conflict can damage your reputation or that of the Company. However, many potential conflicts of interest can be resolved in a simple and mutually acceptable way.

While Pfizer respects your right to manage your investments and does not wish to interfere with your personal life, you are responsible for avoiding situations that present—or create the appearance of—a conflict between your interests and those of the Company.

Any potential conflict of interest must be disclosed to and approved by your manager. The Compliance or Legal Division must be consulted in certain situations. You must be familiar with Pfizer's Corporate Policy 203—Conflicts of Interest as well as any local and divisional conflict of interest policies that apply to your role.

The following are examples of potential conflicts of interest.

Personal Investments or Transactions

Conflicts of interest may arise if you or a family member:

- has a substantial financial interest in a Pfizer supplier, competitor or customer;
- has an interest in a transaction in which it is known that Pfizer is, or may be, interested;
- takes advantage of Pfizer's corporate opportunities for personal profit; or
- receives fees, commissions, services or other compensation from a Pfizer supplier, competitor or customer.

Personal Relationships

Pfizer discourages hiring close personal friends or relatives in the same business unit. A potential conflict arises if you hire, manage or otherwise do business with a close personal friend or relative or someone with whom you have an intimate relationship. The actions of family members and friends outside the workplace can also create a conflict if their actions cause you to lose your objectivity in the workplace.

Outside Business and Other Interests

A conflict of interest exists if your outside business or other interests can affect your objectivity, motivation or performance as a Pfizer colleague.

A second job or affiliation with a Pfizer competitor is not allowed. A second job or affiliation with a Pfizer customer, supplier or provider of goods or services is discouraged, but may be allowed with proper approval. Even when outside employment is allowed, colleagues are still bound by all confidentiality agreements with Pfizer and all Pfizer policies and procedures relating to confidential or inside information.

While Pfizer encourages you to be active and interested in the community in which you live and work, some activities, such as serving on a board of directors or speaking at a conference, may present a potential conflict of interest in some situations.

Gifts, Entertainment and Other Items of Value

The Company prohibits you and your immediate family from giving and accepting gifts, services, perks, entertainment, discounts, loans or other items of more than modest value by local standards, to or from those who are doing business or seeking business with the Company. Items of modest value are permitted only if they are not given or received on a regular or frequent basis, and if they are not solicited by Pfizer colleagues. Please refer to Corporate Policy 203 and policies applicable to your business and location for specific guidelines, including monetary limits. Your local policy may be more restrictive than the corporate policy.

Q&A

In my country, refusing a gift from a business associate could be considered an insult. What should I do when a gift exceeding the value allowed by Pfizer's policy is offered?

Consult with your manager or a member of the Legal or Compliance Division. If the gift must be accepted to preserve the business relationship or is impractical to return, it may be possible to accept it as Company property or donate it to charity. For example, food items could be placed in a central location for everyone to share, or a painting could be donated to a local museum.





4 Our Colleagues

Our Commitment

Pfizer is committed to treating our colleagues and job applicants with fairness and respect. We believe in cooperation, teamwork and trust. Hostility and harassment are not tolerated.

To create and maintain a safe work environment where people are treated respectfully and fairly, we will:

- treat colleagues fairly;
- abide by all health, safety and employment related laws and regulations of the countries in which we do business;
- promote a positive and harassment-free work environment; and
- protect the health and welfare of all colleagues.

We will not:

- engage in any form of discrimination, harassment or retaliation;
- permit the use of illegal drugs; or
- allow the misuse or abuse of alcohol, or over-the-counter or prescription drugs, in the workplace.

Anti-Retaliation Policy

Retaliation against any colleague who in good faith seeks advice, raises a concern or reports misconduct is strictly prohibited. If any individual, regardless of his or her role in Pfizer, retaliates against a colleague who has truthfully and in good faith reported a potential violation, Pfizer will take appropriate action—even if it later turns out that the colleague was mistaken in reporting the matter originally.

For more information on Pfizer's Corporate Human Resources policies, refer to PolicySource at http://policysource.pfizer.com. For more information on local policies, contact your manager or local Human Resources representative.

Equal Employment Opportunity

It is the Company's policy to provide equal employment opportunities and, to the extent permitted by local law, to treat applicants and employees without regard to personal characteristics such as race, color, ethnicity, creed, ancestry, religion, sex, sexual orientation, age, gender identity or gender expression, national origin, marital status, pregnancy, childbirth or related medical condition, genetic information, military service, medical condition (as defined by state or local law), the presence of a mental or physical disability, veteran status or other characteristics protected by applicable laws.

Managers are responsible for ensuring compliance with this policy. Each operating unit should periodically monitor, report and, if necessary, improve its performance in the area of equal opportunity.



A Commitment to Leadership

We believe that leaders empower those around them by sharing knowledge and rewarding outstanding individual effort. We are dedicated to providing opportunities for leadership at all levels in our organization.



A Commitment to Respect for People

We recognize that people are the cornerstone of Pfizer's success. We value our diversity as a source of strength, and are proud of Pfizer's history of treating employees with respect and dignity.

Q&A

My co-worker tells racially charged jokes. He thinks they're funny, but the jokes make me feel uncomfortable. What should I do?

Your co-worker should be made aware that his jokes are creating a negative work environment. You are encouraged to do this yourself if you are comfortable doing so.

Whether you communicate directly with the co-worker or not, you should report this to your manager, who will be expected to take appropriate corrective action. You may also contact your Human Resources representative, Employee Relations or the Compliance Division.

I know that sexual harassment is specifically prohibited by law in many countries, including the United States, but what about other locations?

We all should have a work environment in which we are shown respect by our colleagues. Pfizer's policies on discrimination and harassment apply globally. In addition, you must follow applicable local laws in your area. Consult your local Human Resources representative if you are uncertain about whether certain conduct is consistent with an environment of dignity and respect.

Discrimination or Harassment

Pfizer values a work environment that is free of verbal or physical harassment. This includes any unwelcome comments or actions regarding race, color, ethnicity, creed, ancestry, religion, gender, sexual orientation, age, gender identity or gender expression, national origin, marital status, pregnancy, childbirth or related medical condition, genetic information, military service, medical condition (as defined by state or local law), the presence of a mental or physical disability, veteran status or other characteristics protected by applicable laws.

This policy applies to conduct that: is made a condition of employment; is used as a basis for employment decisions; creates an intimidating, hostile or offensive working environment; or unreasonably interferes with an individual's work performance.

At-Will Employment

Each Pfizer colleague is employed by the Company on an at-will basis (unless otherwise agreed upon in writing and subject to applicable laws). At-will employment means that employment is not guaranteed for any specific amount of time, and the Company retains the right to terminate an individual's employment at any time with or without cause or notice. No oral representations made by any Pfizer colleague with respect to continued employment can alter this relationship.



Reporting Discrimination or Harassment

Colleagues who engage in acts of harassment or discrimination are subject to corrective action that may include termination of employment. Managers are responsible for maintaining business units that are free of harassment and discrimination. Pfizer is also committed to providing an environment that is free of retaliation.

Pfizer promotes open communication throughout the Company to resolve questions, concerns, problems or complaints involving discrimination or harassment. If you experience or are aware of any discrimination or harassment, you can:

- talk to your manager, a Human Resources representative or an operating unit manager;
- contact Employee Relations or Corporate Human Resources; or
- contact the Compliance Division directly or, where available and permitted by law, via the Pfizer Compliance Helpline.

Abuse of Drugs and Alcohol

Substance abuse can pose serious health and safety hazards in the workplace. At Pfizer, we are dedicated to achieving an environment free of substance abuse for the health and well-being of colleagues and for the benefit of the Company.

Pfizer's formal policy and guidelines are compassionate but firm. The use of illegal drugs and the misuse of alcohol and over-the-counter or prescription drugs is prohibited in the workplace. The workplace includes anywhere that a colleague is conducting Pfizer business, regardless of time or location.

In addition to pre-employment drug testing, colleagues may be tested when they display unusual or erratic behavior such that there is a reasonable suspicion of drug or alcohol abuse. Where permitted, colleagues may be subject to additional testing, including unannounced testing on a random basis.

Zero Tolerance

Pfizer does not tolerate harassment or discrimination in the workplace.

Q&A

I worry that my co-worker may be under the influence of alcohol or drinking on the job. I'm afraid to confront her. What should I do?

If your co-worker has an alcohol problem, she could be compromising her own and other colleagues' safety, as well as her ability to perform on the job. If you feel that you have observed sufficient evidence that indicates your co-worker may be under the influence of alcohol while at work, you should speak to your manager or contact Human Resources, Employee Relations, local Occupational Health and Wellness or the Compliance Division. The appropriate professionals will assess how best to address the situation.

I think I might have a substance abuse problem. Can Pfizer help me?

Pfizer encourages you to seek help by contacting counseling professionals available through Pfizer colleague assistance and support programs. If you request voluntary assistance for a substance abuse problem, you may be eligible for an approved leave to pursue treatment and rehabilitation or other forms of assistance. For more information, please see Pfizer's Substance Abuse Prevention Policy.

5

Our Community and the Public

Our Commitment

Pfizer is committed to participating actively in and improving the communities in which we do business. In the spirit of working together for a healthier world, we will:

- support our communities;
- respect human life and the welfare of animals;
- protect the health and safety of the people who work for and with us, as well as the communities around us;
- endeavor to minimize our impact on the environment;
- respond to all media, analyst, investor, public and government inquiries appropriately;
- conduct political activity responsibly; and
- cooperate with our local host governments.

Supporting the Community

Pfizer's medicines and community collaborations positively impact the health of people around the world. Our community collaboration efforts are focused on investing the Company's resources—people, skills, expertise and funding—to broaden access to medicines and to strengthen healthcare delivery for underserved communities in all corners of the globe.

Through direct engagement and collaboration with local non-governmental organizations, multi-lateral organizations, governments and private sector partners, Pfizer strives to develop and implement sustainable programs—and therefore impact global health outcomes. For example, Pfizer:

- developed the **Global Health Fellows Program,** a program in which Pfizer colleagues work with non-profit organizations to help address systematic healthcare challenges and provide communities in need with valuable technical assistance, knowledge and vital skills;
- co-founded the **International Trachoma Initiative (ITI),** a public-private partnership dedicated to eliminating the world's leading cause of preventable blindness; and
- provides health education and support, lifestyle change programs and other community-based health services through **Pfizer Health Solutions.**

For additional information on Pfizer's investments in health, consult Pfizer's Annual Report or the Responsibility section of www.pfizer.com.



A Commitment to Community

We play an active role in making every community in which we operate a better place to live and work, knowing that its ongoing vitality has a direct impact on the long-term health of our business.

Photo courtesy of Mark Tuschman and Pfizer's Mobilize Against Malaria Program





Additional information on our clinical research program and Pfizer's commitment to human subject protection is available at http://www.pfizer.com/research.

Human Subject Protection in Clinical Research

Pfizer is committed to ensuring the safety of the patients and volunteers who take part in our clinical trials, and to upholding the highest ethical, scientific and clinical standards in all of our research initiatives worldwide.

All Pfizer-sponsored clinical studies are designed and conducted in accordance with applicable laws and regulations as well as recognized medical and ethical standards. Our policies and procedures are intended to ensure Pfizer's respect for the health, well-being and safety of research participants as well as for the culture, laws and regulations of the countries in which studies are conducted.

Our interventional trials, including those done by Pfizer or by external research organizations for Pfizer, follow the International Conference on Harmonisation Good Clinical Practice Guidelines (ICH GCP) and globally recognized principles of international ethics including the Nuremburg Code, the Belmont Report, the Declaration of Helsinki and CIOMS' International Ethical Guidelines for Biomedical Research Involving Human Subjects. These trials are prospectively reviewed by a qualified Institutional Review Board or Independent Ethics Committee. Many of our trials use independent data monitoring committees to help ensure patient safety, in addition to internal reviews by our physicians, epidemiologists and pharmacovigilance professionals.

The Facts: Clinical Trials

- Information about specific Pfizer-sponsored clinical trials is available on http://www.ClinicalTrials.gov, a publicly available study registry and results database maintained by the U.S. National Institutes of Health.
- In 2009, Pfizer's in-house clinical research unit became the first pharmaceutical company to receive accreditation from the Association for the Accreditation of Human Research Protection Programs (AAHRPP).
- Pfizer supports accreditation efforts for research organizations. We have committed to using only accredited, central institutional review boards in the United States and we are supporting accreditation efforts in emerging markets.
- Pfizer's position papers, policies and case studies created to ensure and demonstrate our ethical development of new medicines can be found at http://www.pfizer.com/development.



Animal Welfare

We are responsible for conducting all of our animal research in a responsible, humane and ethical manner. Pfizer supports the development and adoption of novel, non-animal test methods for assessing the safety of new products that can reduce, replace or refine the use of animal testing. For those new products that require animal testing, we maintain high standards of animal care and welfare consistent with or exceeding those required by law.

Pursuant to our Corporate Policy 901—Animal Care and Use, all Pfizer colleagues and contingent workers are required to thoroughly evaluate the planning and conduct of any and all animal testing to minimize and avoid unnecessary pain, distress or discomfort, and to meticulously ensure the health and well-being of all animals under our care. We require that third party research organizations working for us accept the same commitment to standards and conduct for ensuring the responsible, humane and ethical treatment of animals in research.



A Commitment to Collaboration

We know that to be a successful company, we must work together, frequently transcending organizational and geographic boundaries to meet the changing needs of our customers.





Protecting the Environment and Health and Safety

Pfizer strives to protect the environment and the health and safety of our colleagues and the communities in which we operate. Pfizer's Global Environment Health and Safety (EHS) team is responsible for setting our standards and supporting our site EHS teams and businesses.

All colleagues are expected to take responsibility for EHS compliance, and to play your part you must:

- comply with the programs and procedures designed by your management to meet Pfizer's EHS standards and local regulatory requirements;
- be actively involved in highlighting issues that could potentially impact the environment, health or safety;
- as needed, help improve EHS performance; and
- report concerns about potential non-compliance to your manager, to your local EHS team, or using any of the other reporting methods described in this Blue Book.

Environment, Health and Safety (EHS) Compliance

All colleagues responsible for EHS compliance are trained on Pfizer's policies and procedures for monitoring and reporting possible violations. Compliance with the EHS Policy and Standards is regularly checked by audit. The EHS Policy and Standards are available on the EHS section of Pfizer's intranet.

Media, Analyst, Investor and Public Inquiries

Pfizer is committed to delivering accurate and reliable information to the media, financial analysts, investors and other members of the public. All public disclosures, including forecasts, press releases, speeches and other communications, will be honest, accurate, timely and representative of the facts. Colleagues other than those in Global Media Relations and Investor Relations are not authorized to answer questions from the media, financial analysts, investors or other members of the public. Please contact the Global Media Relations Press Office at 1-212-573-1226 for media and public inquiries or Investor Relations at 1-212-573-2668 for analyst and investor inquiries. This includes formal and informal requests for information, whether made in person, over the phone, in writing or using any form of social media.

Political Activity

While Pfizer encourages colleagues to participate in electoral politics in those countries where appropriate, such activity must occur strictly in an individual and private capacity and not on behalf of the Company. Colleagues may not conduct personal political activity on Company time or use Company property or equipment for this purpose. U.S. colleagues, both domestic and abroad, may support the activities of Pfizer Grassroots—but any such support must be voluntary and in accordance with applicable laws.

For details, please refer to PolicySource at http://policysource.pfizer.com. Also be sure to refer to any local or divisional policies that apply to your role.

Q&A

A reporter called me looking for some basic information about the Company. Can I answer her questions?

No. Even simple questions must be rerouted to Global Media Relations because you may not have all the relevant facts. Even if you provide accurate information, releasing it at the wrong time could interfere with the Company's plans. In addition, uncoordinated disclosure could pose problems under securities laws if the information released was material inside information. Even disclosures that may seem harmless can create problems.


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Government Investigations: Requests for Information or Facility Visits

As a matter of policy, Pfizer and our affiliates will cooperate with all government authorities in connection with requests for information or facility visits.

The Legal Division must be notified of all non-routine government requests for information or facility visits. The Legal Division provides all necessary legal representation of the Company in such situations and will determine what information needs to be provided to the relevant government points of contact in each case. Although the Company and our colleagues may not appear to be the subject or target of an inquiry, non-routine requests may expose Pfizer or individual colleagues to civil or criminal liability. If you are contacted by any government authority, whether in the United States or any other country, with regard to a non-routine request for information or a facility visit, you must immediately notify the Legal Division, such as counsel within your Business Unit, a member of the Government Investigations Team (within the Litigation Department, located at headquarters), or the regulatory lawyer assigned to provide inspection support for your site.

In addition, physical searches and raids by government authorities, as well as non-routine regulatory inspections that result in "critical" adverse findings or formal warnings, are considered RCIs. The Compliance Division must be notified immediately of all RCIs.

For details, please refer to Corporate Procedure 602. Also be sure to refer to any local or divisional policies that apply to your role.


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Contacts

Corporate Policies and Procedures	http://policysource.pfizer.com
Compliance Division Direct	by email: corporate.compliance@pfizer.com
	by mail: 235 East 42nd Street (150/02/05) New York, NY 10017 USA
	by phone: 1-212-733-3026
	by secure fax: 1-917-464-7736
Compliance Helpline	U.S. toll-free: 1-866-866-PFIZ (1-866-866-7349)
	Outside the U.S.: access the Helpline number for your country at http://integrity.pfizer.com
	web reporting: https://pfizer.alertline.com
Compliance Division Website	http://integrity.pfizer.com

The *Summary of Pfizer Policies on Business Conduct* (the "Blue Book") is Pfizer's guide to Company policies and legal requirements that govern how we conduct business around the world. This booklet is a general reference for all employees everywhere we do business. It does not describe all applicable laws or Company policies, or give full details on any individual law or policy. Pfizer reserves the right to modify, revise, or alter any policy, procedure, or condition related to employment at its sole discretion and at any time without notice and without revision of the Blue Book. The contents of the Blue Book do not constitute the terms of a contract of employment, and nothing contained herein should be construed as a guarantee of continued employment—employment at Pfizer is on an at-will basis. The Blue Book is not a legal document and is intended for informational use only. The information herein supersedes previous printed Blue Books, can be changed or revoked unilaterally by the Company at any time, and is not all-inclusive. The online version of the Blue Book, accessible through the Compliance website (http://integrity.pfizer.com), supersedes all printed versions, including this Blue Book. If any information in the Blue Book, whether in print or online, differs from established Pfizer policies or procedures, the legal policy and procedure documents govern.



http://integrity.pfizer.com
2012 (U.S.)